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File No. 82-34735

November 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:873580.7

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

16 November 2004
No.14/04

Additional members appointed to ASSA ABLOY's Nomination Committee

At the Annual General Meeting held on 27 April 2004, a Nomination Committee was elected consisting of Georg Ehrnrooth, Melker Schörling and Gustaf Douglas. The mentioned members were instructed to appoint two representatives of the major institutional shareholders to become members of the Nomination Committee. In November 2004, Marianne Nilsson, Robur and Staffan Grefbäck, Alecta were appointed as members of the Nomination Committee before the Annual General Meeting 2005.

For further information, please contact
Mariann Eriksson, Manager Corporate Communications, tel. +46-8-506 485 54

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.